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LEVINSON & LICHTMAN, LLP

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Gerald W. Gritter

October 26, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Attn:     Jan Woo, Staff Attorney

Re:
Safe Technologies International, Inc.
Registration Statement on Form S-1
Filed September 22, 2010
File No. 333-169528

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on April 5, 2010
File No. 000-17746

Dear Ms. Woo:

We are in receipt of your comment letter dated October 19, 2010 regarding the above filings, and have filed an amendment to the Registration Statement.  Our specific responses to our comments are noted below.

Form S-1

General

1.
The provision in Section 9.2(c) of the Investment Agreement provides for termination by the investor based on conditions that are outside the investor’s control. The investor’s right to terminate exists only if the Company fails to comply with the Investment Agreement, which is beyond the control of the investor.  Based upon the guidance provided by Securities Act Sections Compliance and Disclosure Interpretations Question 139.15, Section 9.2(c) is not inconsistent with the investor being irrevocably bound, or the transaction from being considered “complete,” because the investor cannot control the conditions that would need to exist for the investor to be entitled to terminate the Investment Agreement.

The Offering, page 2

2.
We have revised this section to disclose the amount and percentage of the Company’s stock would be owned by Kodiak if the entire 80,000,000 shares registered for sale to Kodiak were sold at the current stock price.  We have noted that the entire amount of the offering to Kodiak is expected to be drawn upon over the three year term of the Investment Agreement and, as a result, the actual total sales price and number of shares sold could be more or less.  We have noted that our ability to set a floor price as to any put affords us some measure of control over the number of shares sold.

Risk Factors, page 2

3.	We have revised the subheadings as requested. We have also revised some of the risk factors to more specifically identify certain risks faced by the Company.

“Issuance of Additional Shares Would Dilute Existing Shareholders,” page 3

4.
We have significantly revised this risk factor and the risk factor previously captioned “Concentration of Ownership,” and have added risk factors captioned “Kodiak will pay less than the then-prevailing market price for our common stock under the Equity Facility,” “Existing shareholders could experience a substantial dilution upon the issuance of common stock pursuant to the Equity Facility,” and “We may not be able to access sufficient funds under the Equity Facility when needed.”

Selling Shareholders, page 4

5.	We have added a table to present the information in tabular format

6.
We have added information pertaining to the dates and transactions by which Messrs. Gritter, Frank and Stueber acquired the shares being registered for resale.  There are no instruments that define the rights of these shareholders other than the Company’s Articles of Incorporation and Bylaws, and there were no private placement agents in any of these transactions.

7.	We have added the names of the individuals who hold voting and dispositive powers with respect to the Grandview Advisors and Sepod II shares.

8.	None of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Plan of Distribution, page 5

9.	We have added additional information regarding the conditions to Kodiak’s obligation and our payment of the document preparation fee.

10.	Kodiak has been identified as an underwriter.

11.	We have noted that Kodiak’s obligations are not transferable. Please see Section 12.8 of the Investment Agreement.

12.
We have noted that the Investment Agreement precludes Kodiak from short selling during or after the term of the Investment Agreement, but that Kodiak may otherwise trade in the Company’s stock.  See Sections 3.3 and 14.1(a) of the Investment Agreement.  In light of the prohibition on short selling, we do not feel a separate risk factor is appropriate, but we did note in the risk factor captioned “Existing shareholders could experience a substantial dilution upon the issuance of common stock pursuant to the Equity Facility” that any decreases in the Company’s stock price could include decreases attributable to sales by Kodiak.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-1

13.	Since no Form D filings were made in connection with the stock issuances, we have limited our claim of exemption to Section 4(2) of the Securities Act.

Undertakings, page II-4

14.	We have revised the undertakings in accordance with your comments.

Signatures, page II-5

15.	Underneath Mr. Sawick’s title, we have noted that he is the principal accounting officer.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 8

16.
The Company has remediated its material weakness related to inadequate independent review by engaging a third party to perform certain review functions, independent of the Company’s independent accounting firm, as part of the Company’s system of internal controls over financial reporting.  The third party provides sufficient technical knowledge and experience and familiarity with the Company’s business to enable the Company to determine that its material weakness was remediated immediately after engaging the third party.  The Company will disclose this change in our internal controls in its Form 10-Q for the quarter ended September 30, 2010.  The Company does not expect the additional costs incurred to be material to its financial statements.

17.
As noted under Comment 16, above, the Company will report that its material weakness pertaining to inadequate independent review has been remedied.  The remaining material weakness pertains to limited accounting personnel.  The Company disclosed in the 10-K that this weakness will be remediated as the Company’s business grows so that additional accounting personnel can be added, which will allow the Company to implement appropriate segregation of financial reporting duties.

Changes in internal control over financial reporting, page 9

18.
During the quarter ended December 31, 2009 there was a change in the Company’s internal controls over financial reporting in that the Company hired a chief financial officer.  We will avoid qualifying disclosure in future filings.

Exhibits 31.1 and 31.2

19.	We will revise future filings as noted.

We intend to provide an appropriate letter from the company requesting acceleration once you have reviewed the amended Form S-1 and we have spoken.

Sincerely,

Gerald W. Gritter

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